Filed by Cal Dive International, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Horizon Offshore, Inc.
Subject Company’s Commission File No.: 001-16857
Cautionary Statement on Forward-Looking Statements
Certain statements made herein contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “expect,” “should,” “want,” “will,” “look forward to” and similar expressions are intended to identify forward-looking statements. The expectations set forth in this filing regarding accretion, expansion, achievement of annual savings and synergies, achievement of strong cash flow, sufficiency of cash flow to fund capital expenditures, achievement of debt reduction targets and the proposed merger of Horizon into a wholly owned subsidiary of Cal Dive are only the parties’ expectations regarding these matters. Actual future results may differ materially due to a variety of factors, including changes in the level of offshore exploration, development and production activity in the oil and natural gas industry, our inability to obtain contracts with favorable pricing terms if there is a downturn in our business cycle, intense competition in our industry, the operational risks inherent in our business, and other risks detailed in Cal Dive’s and Horizon’s respective filings with the Securities and Exchange Commission, copies of which may be obtained free of charge from the SEC’s website at www.sec.gov, or each company’s respective website, at www.caldive.com or www.horizonoffshore.com. Risks with respect to the combination of Cal Dive and Horizon include the risk that we will not be able to close the transaction, as well as difficulties in the integration of the operations and personnel of Horizon, diversion of management’s attention away from other business concerns, and the assumption of any undisclosed or other liabilities of Horizon. Each of Cal Dive and Horizon expects to incur substantial transaction and merger related costs associated with completing the transaction, obtaining regulatory approvals, combining the operations of the two companies and achieving desired synergies. Additional unanticipated costs may be incurred in the integration of the businesses. Expected benefits of the merger may not be achieved in the near term, or at all. Cal Dive will have a significant amount of additional debt if the merger is consummated.
Additional Information
This document may be deemed to be soliciting material relating to the proposed merger transaction between Cal Dive and Horizon. In connection with the proposed merger, Cal Dive will file a Registration Statement on Form S-4, Horizon will file a proxy statement, and Cal Dive will file an information statement and both companies will file other relevant documents concerning the proposed merger with the SEC. Investors and securities holders of both companies are urged to read the Form S-4, proxy statement and information statement when they become available because those documents will contain important information about the proposed merger. The definitive proxy statement will be mailed to Horizon stockholders, and the definitive information statement will be mailed to Cal Dive stockholders. Investors and security holders may obtain a copy of such documents free of charge from the SEC’s website at www.sec.gov. Copies of such documents may also be obtained free of charge from Cal Dive’s website at www.caldive.com and Horizon’s website at www.horizonoffshore.com.

Participants in the Solicitation
Cal Dive, Horizon and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Horizon’s stockholders in favor of the proposed merger. Information regarding Cal Dive’s directors and executive officers is available in Cal Dive’s proxy statement for its 2007 annual meeting of stockholders, which was filed with the SEC on April 9, 2007. Information regarding Horizon’s directors and executive officers is available in Horizon’s proxy statement for its 2007 annual meeting of stockholders, which was filed with the SEC on April 24, 2007. Additional information regarding the interests of such potential participants will be included in the proxy statement and information statement, and other relevant documents filed with the SEC when they become available. You can obtain free copies of these documents from Cal Dive or Horizon using the contact information above.
The following documents are filed herewith pursuant to Rule 425 under the Securities Act of 1933:
•	Email letter to Cal Dive employees dated June 12, 2007.

[Email Letter to Cal Dive Employees]
June 12, 2007
CDI Team:
     The primary purpose of this note is to provide you with a little bit more information on the Horizon Offshore acquisition announcement. Last night, we issued a press release announcing that Cal Dive was purchasing Horizon Offshore for the total purchase price of approximately USD$650 Million, using a combination of Cal Dive common stock and cash. For a full copy of the press release, go to our website “www.caldive.com” to review it. This transaction is subject to a number of conditions before it closes, namely Horizon shareholder approval and government approval. We expect the transaction to close sometime in September 2007.
     Primary Reasons For The Transaction
     This transaction makes a lot of sense on many levels. First, it fills in certain of the gaps in CDI’s construction services offering, namely we will be able to lay larger diameter pipe in deeper water primarily in the trunkline market and with Horizon’s derrick barges, we are able to compete in the salvage/decommissioning business. Both of these activities generate significant diving work. The combined company will be able to pursue certain projects that neither company could tackle individually hence we will be able to serve our customers more efficiently with the larger, more diverse fleet. Second, we expand our international operations almost overnight, which is a fast growing area with solid prospects for the future. Third, the addition of the Horizon fleet and personnel is immediately accretive to our stock price and cash flow per share. In other words, this transaction should add value on day one to our organization, even in the unlikely event we achieve none of the synergies we expect by combining the two companies. Fourth, we are incurring about $375 million of debt to pay for Horizon. Nonetheless, we will be able to pay virtually all of that debt down in the next two years. And even with the debt load we will be carrying, we will still have about USD$150million of capacity under our credit facility for use for future growth, etc. So even after this transaction, our debt load will not be that great and we retain our financial flexibility for the future. Fifth, we get the Horizon fleet at a much lower cost than newbuild prices. And we get it now, with experienced personnel to operate it rather than waiting for a year or two get the barges built and then staffed. Sixth, with a larger combined fleet of 35 vessels and over 2,000 employees, we will have economies of scale to negotiate better terms/prices with vendors, etc., lower our overall operating costs via synergies, provide more career opportunities worldwide for our employees, etc.
     Integration
     Between now and when we close the transaction, we will focus on, among other items, identifying how we can integrate and combine the two companies effectively after closing. As this will be a big effort, we intend to retain an outside expert to assist us in this integration effort and we will, of course, be soliciting your assistance and strong support. In general, members from the senior management team of both Cal Dive and Horizon will sit on a steering committee who will make the “big picture” decisions and review the progress of the integration’s planning. We will have a few senior leaders from each company to be in the central program integration office, who will report to the steering committee. Each function, such as HR, Safety, Supply Chain, Tendering/Sales, Accounting, Payroll, Offshore Operations, etc., will have an integration team, led by a team leader and made up of members from each of Cal Dive and Horizon. We will first identify how we each perform those functions and then identify how we can best combine the two companies in the most efficient manner possible. We will not begin to get our hands around the integration until the integration teams start working so everyone must be patient. The integration teams will report to the program office on their progress. I know that many of you onshore folks are already working hard on the Oracle software implementation effort and we will have to work through this issue. The overall integration plan is in its formative stages and we will rollout the full plan as soon as practicable.
     Until the transaction is closed, we must continue to operate as separate companies. This means, among other things, that we cannot and will not exchange customer information, contract pricing information, tendering strategy, etc. or other confidential information. If you have any doubt as to what can and cannot be shared between the two companies, please contact Glenn Cormier, Deputy General Counsel, or Lisa Buchanan, General Counsel, to answer any questions. However, we can and will meet to plan for the integration of the two companies.
     Communications
     We have been working for and with Horizon for many years. As this is a small industry, each of us know many of the Horizon folks and they know many of us at all levels of both organizations. There are a lot of talented, experienced personnel both onshore and offshore at Horizon and we want to retain as many of them as possible. I have personally been on the receipt of “Your company is being sold” note twice in my career. It is unsettling and nerve racking, to say the least, especially for our spouses! During this time between signing a merger agreement and actually getting it closed, uncertainty and change associated with such a transaction can either become your friend or your enemy — we need it to make it our “friend”. I am sure there will be a lot of “hall talk” and all sorts of other rumor/gossip, falsehoods, lies, etc. To make uncertainty and change our “friend”, you must not just ignore such trash but actively and honestly communicate the facts, not fiction. We will attempt to communicate with you as much as practicable under the circumstances. Our plan is to treat all of the Horizon employees with dignity, respect and professionalism as they have earned it. We want as many of them as possible to join the Cal Dive family. We cannot force them to join us so we must have a solid, open work environment — that is what I expect out of each of you. We have no hidden motives other than to make the best decisions for the combined company. It is the only way I know how to operate.
     Electronic Town Hall Meeting Today at 11am Central Time
     To provide you with an opportunity to talk to management about this transaction, we will host a Cal Dive Electronic Town Hall Meeting today at 11 am U.S. central standard time for all Cal Dive offshore and onshore employees or groups of employees to dial in and participate in a short Cal Dive employee get together. For the 11am teleconference today, the dial in and entry code information is below:
     Dial In Access Number:
1.888.346.3950 or
1.404.260.5380
     Then dial your entry code:
369485
     At about 11.05 am C.S.T., we will briefly outline the transaction and then open up the phone lines for a short question and answer session. As we have just announced the transaction, there may be questions that are premature or that we simply cannot answer at this time. Nonetheless, we trust that you will find the session informative.

     For all Houston employees, we ask that you meet in the large conference room on the 10th floor. For all Port of Iberia, La.-based employees, we request that you huddle in employee groups organized more or less by dept; for POI, Chris Landry and Steve Brazda will assist in organizing these employee groups. For the rest of the offshore and onshore Cal Dive family, simply follow the dial in instructions noted above. For our employees overseas who will be sleeping during this time, we apologize in advance but this is the best that we could do under the circumstances.
     Summary
     For most of you, you should continue to do what you do best — work hard, work smart, work safe. We will keep you updated as matters progress. For those of you asked to join an integration team, you will act a Cal Dive representative/ambassador and we know you will be a positive force in the workplace. With our work activity levels kicking up offshore and this acquisition on our plate, it is certainly shaping up to be an interesting summer. Let’s not lose focus on our customers and safe offshore operations. Be safe.
Best regards,
Quinn J. Hébert
President & Chief Executive Officer
Cal Dive International, Inc.
IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC
Cal Dive and Horizon will file an information statement/proxy statement/prospectus and other relevant documents concerning the proposed merger transaction with the Securities and Exchange Commission (“SEC”). Investors and shareholders are urged to read the information statement/proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC because they will contain important information. You will be able to obtain the documents free of charge at the website maintained by the SEC at www.sec.gov. Copies of such documents may also be obtained free of charge from Cal Dive’s website at www.caldive.com and Horizon’s website at www.horizonoffshore.com.
Cal Dive and Horizon, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the stockholders of Horizon in connection with the merger. Information regarding such persons and a description of their interest in the merger will be contained in the information statement/proxy statement/prospectus when it is filed.